

August 25, 2011

Via E-mail
Joel Arberman
Chairman & CEO
Mister Goody, Inc.
7877 Emerald Winds Circle
Boynton Beach, Florida 33473

> **Re:** **Mister Goody, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 3, 2011**
> **File No. 333-174941**

Dear Mr. Arberman:

We have reviewed your amended registration statement and response letter, and have the following comments. References to prior comments refer to those contained in our letter dated August 2, 2011.

General

1.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X. Provide corresponding updated disclosure throughout your filing, including Management's Discussion and Analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

General

2.   We note that you have further revised your disclosure in response to prior comment 5 to state that you plan to generate revenues by charging vendors to market their products and services in your online marketplace and to participate in your marketing efforts. It remains unclear, however, what specific steps you plan to take to convince vendors who are currently obtaining your services for free to pay for such services in the future. Please further revise your disclosure to explain the company's strategy to begin generating revenue from vendors, and to discuss in meaningful detail the events or circumstances that may prevent accomplishment of your objectives. In this regard, we note disclosure in the prospectus summary and elsewhere indicating that one of the company's current competitive advantages is the ability of vendors to reach consumers through your marketplace for free, "without the marketing expense or risk typically

associated with other forms of marketing." Please explain the company's plan for competing in its industry once you begin charging vendors.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Staff Attorney